UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

MYSTARU.COM, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

628636102
(CUSIP Number)

Alan R. Lun

6 North Twelfth Road
Country Garden
Shunde District
Foshan City, Guangdong, China 528312
(86) 757 2663 9986
 (Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 628636102	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSONS		Wukuang IE Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(A) ☐
			(B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
			OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
			British Virgin Islands

NUMBER OF	7.	SOLE VOTING POWER	50,000,000
SHARES BENE
FICIALLY OWNED	8.	SHARED VOTING POWER	-0-
BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER	50,000,000
PERSON WITH
	10.	SHARED DISPOSITIVE POWER	-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON		50,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		21.2%

14.	TYPE OF REPORTING PERSON*		CO

*SEE INSTRUCTIONS

CUSIP No. 628636102	Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER.
This Schedule 13D relates to common stock, par value $.001 (“Common Stock”) of MyStarU.com, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 6 North Twelfth Road, County Garden, Shunde District, Foshan City, Guangdong, China 528312.

ITEM 2.  IDENTITY AND BACKGROUND.
The reporting person, Wukuang IE Limited (“Wukuang”), is a British Virgin Islands corporation whose principal business is investments and whose principal office is located at Suite703, Haiyun Court, Haiyun St., Country Garden, Shunde China 528312.  Wukuang has never been convicted in a criminal proceeding and has never been party to a civil proceeding of any kind resulting in the imposition of a judgment, decree or final order in any way related to or concerning the violation of United States federal or state securities laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On August 3, 2009, Wukuang purchased 50,000,000 restricted shares of the Company’s common stock (the “Shares”) pursuant to a Stock Purchase Agreement (“Agreement”) dated as of August 3, 2009, for an aggregate purchase price of $3,000,000.  The funds used to make the purchase represent those of private investors all residing in the PRC.

ITEM 4. PURPOSE OF TRANSACTION.
Wukuang purchased the Shares for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)
As of the close of business on August 3, 2009, Wukuang beneficially owned 50,000,000 restricted shares of Common Stock of the Company (the Shares”), which represents 21.2% of the Common  Stock of the Company outstanding as of such date.

(b)	Wukuang has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Shares.

(c)	Wukuang has not effected any transactions involving common stock of the Company other than the purchase of the Shares pursuant to the Agreement.

(d)
To Wukuang’s knowledge, no person other than Wukuang has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named herein and any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 628636102	Page 4 of 4 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 10.1    Stock Purchase Agreement by and between the Company and Wukuang dated as of August 3, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

YVONNE B. CHEN

Date: August 17, 2009	/s/ Yvonne B. Chen
Yvonne B. Chen
Director, Wukuang IE Limited